

Mailstop 4628

November 5, 2015

<u>Via E-mail</u>
J. Michael Lawrie
President and Chief Executive Officer
Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, Virginia 22042

      Re: Computer Sciences Corporation
            Form 10-K for the Fiscal Year Ended April 3, 2015
            Filed June 8, 2015
            File No. 1-04850

Dear Mr. Lawrie:

      We refer you to our comment letter dated October 15, 2015, regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Cecilia Blye

                        Cecilia Blye, Chief
                        Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance